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                          January 19, 2024

       David Palach
       Chief Executive Officer
       Save Foods, Inc.
       HaPardes 134 (Meshek Sander)
       Neve Yarak, Israel

                                                        Re: Save Foods, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 11,
2024
                                                            File No. 333-276474

       Dear David Palach:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Juan
Grana at 202-551-6034 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Eleanor Osmanoff, Esq.